

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
of Broadhaven Securities, LLC

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Broadhaven Securities, LLC (a Delaware limited liability company) as of December 31, 2016 and the related notes to the financial statements. These financial statements are the responsibility of Broadhaven Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadhaven Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Topel Forman, L.L.C.
Certified Public Accountants

Chicago, Illinois
February 23, 2017

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535